ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 11, 2007

07022727

SUPPL

RECEIVED
2007 APR 19 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 April 2007 (ASX – Announcement & Media Release – Gulf Coast Drilling Update)

dlw 4/19

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

11 April 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST DRILLING UPDATE

Rainosek-Halletsville Project, Lavaca County, Texas
Bujnoch-Bender #1 well logs 60 feet net pay (FAR 20%)

The Bujnoch-Bender #1 well has reached planned total depth of 9,000 feet. Electric logs have been run and confirm approximately 60 feet of net pay (primarily gas) from several thin zones in the Upper and Middle Wilcox sections between 5,800 and 8,000 feet.

The Lower Wilcox interval appears to be wet at this location and a series of Lower Wilcox zones remaining in the feature at 8,750, 8,550, 8,312, 8,130 and 8,105 feet will now be accessed from the original Rainosek 1 well bore.

The Bujnoch-Bender #1 well is being cased and will be completed for production commencing with the lowermost zones. The well will be produced progressively until all Upper and Middle Wilcox intervals are depleted.

The well is located 1,200 feet southeast of the Rainosek-1 well.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two wells and associated production equipment including tanks and pipelines. New leases have been secured on the Bender and Bujnoch tracts, to enable the drilling of the Bender-Bujnoch-1 well.

A pump was recently installed on the Rainosek 3 well which is currently producing 30-50 barrels of oil per day from the 7400' zone.

FAR's working interest is 20.0 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Shows recorded on mud logs in primary objective of Marceaux #1 well.

Gas shows have been recorded on mudlogs in the Marceaux #1 well while drilling between 12,700 and 12,770 feet. Background gas increased from around 30 units to a maximum of 1720 units corresponding with a drilling break. These shows correspond to one of the main objectives in the well and will be evaluated by electric logs once the well reaches planned total depth of 13,200 feet.

The well is presently at a depth of 12,985 feet using Great Wall Drilling Rig 172.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The well is evaluating the Kicker Prospect located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and is located on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure that is being evaluated by a dry land straight hole test to a planned total depth of 13,200 feet

The test well is prognosed to be approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. There are two objective sands, the Alliance 2 and 3 Sands which are estimated by the operator to have potential in the order of 22.8 BCF gas and 2.2 million barrels of condensate if both sands are successful. The objective sands are productive in several adjacent fault blocks.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au